Exhibit 99.1

The Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(I) POLL RESULTS OF 2018 ANNUAL GENERAL MEETING

AND

(II) 2018 FINAL DIVIDEND

The board (the “Board”) of directors (the “Directors”) of China Southern Airlines Company Limited (the “Company”) and all of its members confirm that this announcement does not contain any misrepresentation, misleading statement or material omission, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the contents of this announcement.

POLL RESULTS OF AGM

The annual general meeting for the year 2018 of the Company (the “AGM”) was held at 2:30 p.m. on Wednesday, 26 June 2019 at No. 3301 Conference Room, 33th Floor, China Southern Airlines Building, No. 68 Qixin Road, Bai Yun District, Guangzhou, Guangdong Province, the PRC. The AGM was convened by the Board and presided by Mr. Wang Chang Shun, the Chairman of the Board. All Directors and some supervisors of the Company attended the AGM. Some members of the senior management of the Company also attended the AGM. No resolution proposed at the AGM was being vetoed or amended.

As at the date of the AGM, there were 12,267,172,286 shares (the “Shares”) of the Company in issue, which was the total number of Shares entitling the holders to attend and vote for or against the resolutions proposed at the AGM. 91 shareholders and authorized proxies holding an aggregate of 8,770,130,572 Shares carrying voting rights, representing approximately 71.49 % of the total number of issued shares of the Company, were present at the AGM.

Number of shareholders and authorized proxies attended the AGM	91
Of which: number of A shareholders	86
number of H shareholders	5
Total number of voting Shares held	8,770,130,572
Of which: total number of Shares held by A shareholders	6,229,845,932
total number of Shares held by H shareholders	2,540,284,640
Percentage of the total number of voting Shares of the Company(%)	71.49
Of which: percentage of Shares held by A shareholders(%)	50.78
percentage of Shares held by H shareholders(%)	20.71

There was no restriction on any shareholder of the Company casting votes on any of the proposed resolutions at the AGM, and there was no Share entitling the holders to attend and vote only against the resolutions proposed at the AGM. No shareholder is required to abstain from voting on any of the resolutions proposed at the AGM.

All resolutions as set out in the notice of the AGM were duly passed and the poll results are as follows:

Ordinary Resolutions

1.	Resolution: To consider and approve the Report of the Directors of the Company for the year 2018.

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	6,229,833,832	99.9998	2,400	0.0000	9,700	0.0002
H Shares	2,538,107,840	99.9143	117,150	0.0046	2,059,650	0.0811
Total	8,767,941,672	99.9750	119,550	0.0014	2,069,350	0.0236

2.	Resolution: To consider and approve the Report of the Supervisory Committee of the Company for the year 2018.

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	6,229,833,832	99.9998	2,400	0.0000	9,700	0.0002
H Shares	2,538,108,040	99.9143	117,150	0.0046	2,059,450	0.0811
Total	8,767,941,872	99.9750	119,550	0.0014	2,069,150	0.0236

3.	Resolution: To consider and approve the audited consolidated financial statements of the Company for the year 2018.

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	6,229,833,832	99.9998	2,400	0.0000	9,700	0.0002
H Shares	2,538,110,240	99.9144	114,950	0.0045	2,059,450	0.0811
Total	8,767,944,072	99.9751	117,350	0.0013	2,069,150	0.0236

4.	Resolution: To consider and approve the profit distribution proposal of the Company for the year 2018.

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	6,229,833,832	99.9998	2,400	0.0000	9,700	0.0002
H Shares	2,539,131,190	99.9546	134,000	0.0053	1,019,450	0.0401
Total	8,768,965,022	99.9867	136,400	0.0016	1,029,150	0.0117

5.	Resolution: To consider and approve the appointment of external auditor.

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	6,229,833,832	99.9998	2,400	0.0000	9,700	0.0002
H Shares	2,538,329,490	99.9230	963,150	0.0379	992,000	0.0391
Total	8,768,163,322	99.9776	965,550	0.0110	1,001,700	0.0114

6.

Resolution: To consider and approve to authorize Xiamen Airlines Company Limited to provide guarantees to Hebei Airlines Company Limited, Jiangxi Airlines Company Limited and Xiamen Airlines Finance (Hong Kong) Company Limited.

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	6,222,205,068	99.8774	7,631,164	0.1225	9,700	0.0002
H Shares	2,310,916,458	90.9708	228,313,732	8.9877	1,054,450	0.0415
Total	8,533,121,526	97.2975	235,944,896	2.6903	1,064,150	0.0121

7.	Resolution: To consider and approve to authorize the Company and Xiamen Airlines Company Limited to respectively provide guarantees to their SPV.

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	6,229,253,932	99.9905	582,300	0.0093	9,700	0.0002
H Shares	2,511,679,755	98.8739	27,547,535	1.0844	1,057,350	0.0416
Total	8,740,933,687	99.6671	28,129,835	0.3207	1,067,050	0.0122

Special Resolutions

8.	Resolution: To consider and approve the authorisation to the board of directors of the Company to issue shares under the general mandate.

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	6,220,754,537	99.8541	9,079,895	0.1457	11,500	0.0002
H Shares	2,317,850,927	91.2437	221,412,313	8.7160	1,021,400	0.0402
Total	8,538,605,464	97.3601	230,492,208	2.6282	1,032,900	0.0118

9.	Resolution: To consider and approve the authorisation to the board of directors of the Company to issue the debt financing instruments under the general mandate.

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against (%)	Abstain	Abstain (%)
A Shares	6,224,353,751	99.9118	5,482,481	0.0880	9,700	0.0002
H Shares	2,285,049,515	89.9525	224,680,425	8.8447	30,554,700	1.2028
Total	8,509,403,266	97.0271	230,162,906	2.6244	30,564,400	0.3485

More than 50% of the total valid voting rights held by attending shareholders and authorized proxies were cast in favour of resolutions No. 1 to No. 7. More than 2/3 of the total valid voting rights held by attending shareholders and authorized proxies were cast in favour of resolutions No. 8 to No. 9.

According to the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, KPMG was appointed as the scrutineer in respect of votings at the AGM. (Note)

Lv Hui and Huang liang, PRC lawyers from Dentons Law Offices, LLP (Guangzhou), attended the AGM and issued a legal opinion stating that the convening and holding of the AGM, the procedures for the holding of the AGM and the procedures for voting at the AGM are in compliance with the relevant laws, regulations and regulatory documents, such as the PRC Company Law and the Regulation of the Shareholders’ Meeting of a Listed Company, and the Articles of Association of the Company, and that the eligibility of the persons who attended or were present at the AGM and the convener are lawful and valid and the resolutions passed at the AGM are lawful and valid.

Note:	Scope of work of KPMG

The poll results were subject to scrutiny by KPMG, Certified Public Accountants, whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to KPMG. The work performed by KPMG in this respect did not constitute an assurance engagement made in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

2018 FINAL DIVIDEND

Payment of 2018 Final Dividends

Following the approval by the shareholders of the Company at the AGM, the Board is pleased to announce that the Company will distribute 2018 final dividends of RMB613 million, or RMB0.05 per Share (inclusive of applicable tax) based on the total number of 12,267,172,286 Shares. The details relating to payment of final dividend of the Company for the year ended 31 December 2018 to holders of H shares of the Company are set out below:

The Company will pay a final dividend of RMB0.05 per Share (equivalent to HK$0.057 per Share) (inclusive of applicable tax) for the year ended 31 December 2018. The final dividends will be paid to shareholders whose names appear on the register of members of the Company at the close of business on Monday, 8 July 2019. Please refer to the announcement of the Company dated 17 June 2019 for the arrangement of closure of the Company’s register of members for the entitlement of final dividend.

Dividends payable to the Company’s shareholders shall be denominated and declared in Renminbi. Dividends payable to the holders of A Shares shall be paid in Renminbi while dividends payable to the holders of H Shares shall be paid in Hong Kong dollars. The amount of Hong Kong dollars payable shall be calculated on the basis of the mean of the middle rate of Renminbi to Hong Kong dollars as announced by the People’s Bank of China for the calendar week prior to the declaration of the final dividends at the AGM (RMB0.878324 equivalent to HK$1).

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay to such Receiving Agent the final dividends declared for payment to holders of H Shares. The Receiving Agent will pay the final dividends on Wednesday, 24 July 2019. Relevant cheques will be despatched on the same day to holders of H Shares entitled to receive such dividends by ordinary post and at their own risk.

Holders of A shares whose names are on the Company’s register of members of A shares on Tuesday, 23 July 2019 will be entitled to receive the final dividend and the final dividend is expected to be paid to the holders of A shares on or around Wednesday, 24 July 2019.

Enterprise Income Tax Withholding of Overseas Non-Resident Enterprises

In accordance with the “Enterprise Income Tax Law of the People’s Republic of China” («中華人民共和國企業所得稅法») and the “Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” («中華人民共和國企業所得稅法實施條例»), both implemented on 1 January 2008 and the “Notice of the State Administration of Taxation on Issues Relevant to the Withholding of Enterprise Income Tax on Dividends Paid by PRC Enterprises to Offshore Non-resident Enterprise Holders of H Shares” (Guo Shui Han [2008] No. 897) («關於中國居民企業向境外H股非居 民企業股東派發股息代扣代繳企業所得稅有關問題的通知 »(國稅函[2008]897號)) promulgated on 6 November 2008, the Company is obliged to withhold and pay PRC enterprise income tax on behalf of non-resident enterprise shareholders at a tax rate of 10% when the Company distributes any dividends to non-resident enterprise shareholders whose names appear on the register of members of H Shares of the Company. As such, any H Shares of the Company which are not registered in the name(s) of individual(s) (which, for this purpose, includes shares registered in the name of Hong Kong Securities Clearing Company Nominees Limited, other nominees, trustees, or other organisations or groups) shall be deemed to be H Shares held by non-resident enterprise shareholder(s), and the PRC enterprise income tax shall be withheld from any dividends payable thereon. Non-resident enterprise shareholders may wish to apply for a tax refund (if any) in accordance with the relevant requirements, such as tax agreements (arrangements), upon receipt of any dividends.

If any resident enterprise (as defined in the Enterprise Income Tax Law) listed on the register of members of H Shares of the Company which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire the Company to withhold the said 10% enterprise income tax, it shall submit to Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 4:30 p.m. on Tuesday, 2 July 2019 a legal opinion, issued by a PRC qualified lawyer (inscribed with the seal of the applicable law firm), that verifies its resident enterprise status. The Company assumes no liability and will not deal with any dispute over income tax withholding triggered by failure to submit proof materials within the stipulated time frame, and holders of H Shares of the Company shall either personally or appoint a representative to attend to the procedures in accordance with the applicable tax regulations and relevant provisions of the PRC.

Individual Income Tax Withholding of Overseas Individual Shareholders

Pursuant to the Notice on Matters Concerning the Levy and Administration of Individual Income Tax after the Repeal of Guo Shui Fa [1993] No. 045 (Guo Shui Han [2011] No. 348)(«國家稅務總局關於國稅發[1993] 045號文件廢止後有關個人所得稅徵管問題的通知»(國稅函[2011] 348號)) , issued by the State Administration of Taxation of the PRC on 28 June 2011, when non-foreign investment companies of the mainland which are listed in Hong Kong distribute dividends to their shareholders, the individual shareholders in general will be subject to a withholding tax rate of 10% without making any application for the entitlement for the above-mentioned tax rate.

However, the Company is a foreign investment company and, as confirmed by the relevant tax authorities, according to the Circular on Certain Issues Concerning the Policies of Individual Income Tax (Cai Shui Zi [1994] No. 020) («關於個人所得稅若干政策問題的通知»( 財稅字[1994]020號)) promulgated by the Ministry of Finance and the State Administration of Taxation on 13 May 1994, overseas individuals are, as an interim measure, exempted from the PRC individual income tax for dividends or bonuses received from foreign investment enterprises.

As such, the Company will not withhold and pay the individual income tax on behalf of overseas individual shareholders when the Company distributes the 2018 final dividends to overseas individual shareholders whose names appear on the register of members of H shares of the Company.

Profit Distribution to Investors of Northbound Trading

For investors of the Hong Kong Stock Exchange (including enterprises and individuals) investing in the A shares of the Company listed on the Shanghai Stock Exchange (the “Northbound Trading”), their dividends will be distributed in RMB by the Company through the Shanghai Branch of China Securities Depository and Clearing Corporation Limited to the account of the nominees holding such shares. The Company will withhold and pay income taxes at the rate of 10% on behalf of those investors and will report to the tax authorities for the withholding. For investors of Northbound Trading who are tax residents of other countries and whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of lower than 10%, those enterprises and individuals may, or may entrust a withholding agent to, apply to the competent tax authorities of the Company for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the paid amount in excess of the tax payable based on the tax rate according to such tax treaty will be refunded.

The record date and the date of distribution of dividends and other arrangements for the investors of Northbound Trading will be the same as those for the holders of A shares of the Company.

Profit Distribution to Investors of Southbound Trading

For investors of the Shanghai Stock Exchange and Shenzhen Stock Exchange (including enterprises and individuals) investing in the H shares of the Company listed on the Hong Kong Stock Exchange (the “Southbound Trading”), the Company has entered into “the Agreement on Distribution of Cash Dividends of H shares for Southbound Trading” (港股通H股股票現金紅利派發協議 ) with the China Securities Depository and Clearing Corporation Limited, pursuant to which, the China Securities Depository and Clearing Corporation Limited, as the nominee of the holders of H shares for Southbound Trading, will receive all cash dividends distributed by the Company and distribute the cash dividends to the relevant investors of H shares of Southbound Trading through its depositary and clearing system.

The cash dividends for the investors of H shares of Southbound Trading will be paid in RMB. Pursuant to the relevant requirements under the “Notice on the Tax Policies Related to the Pilot Program of the Shanghai-Hong Kong Stock Connect” (關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知 ) (Caishui [2014] No. 81), for dividends received by domestic individual investors from investing in H shares listed on the Hong Kong Stock Exchange through Shanghai-Hong Kong Stock Connect, the company of such H shares shall withhold and pay individual income tax at the rate of 20% on behalf of the investors. For dividends received by domestic securities investment funds from investing in shares listed on the Hong Kong Stock Exchange through Shanghai-Hong Kong Stock Connect, the tax payable shall be the same as that for individual investors. The company of such H shares will not withhold and pay the income tax of dividends for domestic enterprise investors and those domestic enterprise investors shall report and pay the relevant tax themselves.

The final dividend is expected to be paid to for the investors of Southbound Trading on or around Monday, 29 July 2019. The record date and other arrangements for the investors of Southbound Trading will be the same as those for the H Shareholders of the Company.

All investors are requested to read this announcement carefully. Shareholders are recommended to consult their taxation advisors regarding their holding and disposing of H Shares of the Company for the PRC, Hong Kong and other tax effects involved.

By order of the Board China Southern Airlines Company Limited Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

26 June 2019

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.